PostAds Inc

201 S.E. 15th Terrace, Suite 203

Deerfield Beach, Florida 33431
Telephone 954-464-1642

September 14, 2016

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Division of Corporate Finance

Pamela A. Long, Assistant Director

100 F Street, NE

Washington, D.C. 20549

Re: Re: PostAds Inc

Registration Statement On Form S-1
Originally Filed on January 8, 2016

File No. 333-208931

To whom it may concern:

In accordance with Rule 461 under the Securities Act of 1933, PostAds, Inc., a Nevada corporation (the “Registrant”), hereby requests acceleration of the effective date of the Registrant’s Registration Statement on Form S-1, (File No. 333-208931) (the “Registration Statement”), which was originally filed with the Securities and Exchange Commission (the “Commission”) on January 8, 2016, as amended. The Registrant respectfully requests that the Registration Statement become effective by 4:00 PM, Friday, September 16, 2016, Washington, D.C. time, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions please do not hesitate to contact us at the number above.

Sincerely

/s/Kenneth T. Moore
Kenneth T. Moore

Chief Executive Officer